

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 24, 2016

Pierre Courduroux
Chief Financial Officer
Monsanto Company
800 North Lindbergh Blvd.
St. Louis, Missouri 63167

    Re: Monsanto Company
            Form 10-K for the Fiscal Year Ended August 31, 2015
            Filed October 29, 2015
            Form 8-K
            Filed January 6, 2016
            File No. 001-16167

Dear Mr. Courduroux:

    We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 8-K filed January 6, 2016

Exhibit 99.1

1. We note from your Form 8-K filed January 6, 2016, as well as other earnings releases, you have presented what appears to be a non-GAAP income statement. Please be advised that the presentation of a full non-GAAP income statement may place undue emphasis on the non-GAAP information and therefore is not considered appropriate. In this regard, if you wish to present and discuss individual non-GAAP measures, we believe each individual measure should be presented and reconciled separately. Please revise accordingly. Also, please revise to include a statement specific to you, that discloses the reasons why you believe that presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Refer to the guidance outlined in the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Non-GAAP

measures maintained on the Commission's website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.html and Item 10(e) of
Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure